NEW CENTURY FINANCIAL CORPORATION
DEFERRED COMPENSATION PLAN
                               ARTICLE 1

     In recognition of the services provided by certain key employees, the Board of Directors of New Century Financial Corporation hereby adopts a deferred compensation plan (the "Plan") to make additional retirement benefits and increased financial security, on a tax favored basis, available to those individuals effective January 1, 1999.

                               ARTICLE 2
                              DEFINITIONS

     Affiliate. "Affiliate" means any firm, partnership, or corporation that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Company. "Affiliate" also includes any other organization similarly related to the Company that is designated as such by the Board.

     Beneficiary. "Beneficiary" means the person or persons designated as such in accordance with Section 12.3.

     Board.  "Board" means the Board of Directors of New Century
Financial Corporation.

     Code. "Code" means the Internal Revenue Code of 1986, as amended from time to time.

     Committee. "Committee" means the persons appointed by the Plan Administrator, and which also may act for the Company or the Board in making decisions and performing specified duties under the Plan.

     Company. "Company" means New Century Financial Corporation and any Affiliate which is authorized by the Plan Administrative Committee to adopt the Plan and cover its Eligible Employees and whose designation as such has become effective upon acceptance of such status by the board of directors of the Affiliate. An Affiliate may revoke its acceptance of such designation at any time, but until such acceptance has been revoked, all the provisions of the Plan and amendments thereto shall apply to the Eligible Employees of the Affiliate. In the event the designation is revoked by the board of directors of an Affiliate, the Plan shall be deemed terminated only with respect to such Affiliate.

     Compensation. "Compensation" means the total amount of cash remuneration paid by the Company to an Eligible Employee for any calendar year of employment as wages, commissions, bonuses and other monetary incentives, including the Participant's contributions under this Plan and under any other plan of deferred compensation maintained by the Company or an Affiliate but not taking into account any Company contributions to benefit plans, all fringe benefits, moving and relocation expenses and other forms of welfare benefits.

     Compensation Deferral. "Compensation Deferral' means that portion of Compensation as to which a Participant has made an annual irrevocable election to defer receipt until the date specified under the In-Service Distribution Option or the Retirement Option.

     Disabled. "Disabled" means a mental or physical condition which qualifies a Participant for benefits under the New Century Financial Corporation Long Term Disability Plan.

     Distribution Option. "Distribution Option" means the two distribution options which are available under the Plan, consisting of the Retirement Distribution Option and the In-Service Distribution Option.

     Distribution Option Account. "Distribution Option Account" or "Accounts" means, with respect to a Participant, the Retirement Distribution Account and/or the In-Service Distribution Account established on the books of account of the Company, pursuant to
Section 5.1, for each Distribution Option Period.

     Distribution Option Period. "Distribution Option Period" means a period of five Plan Years for which an Eligible Employee elects, in the Enrollment Agreement, the time and manner of payment of amounts credited to the Eligible Employee's In-Service Distribution Option Account for such Plan Years.

     Earnings Crediting Options. "Earnings Crediting Options" means the deemed investment options selected by the Participant from time to time pursuant to which deemed earnings are credited to the Participant's Distribution Option Accounts.

     Effective Date. "Effective Date" means the effective date of the Plan which is January 1, 1999.

     Eligible Employee. "Eligible Employee" means an Employee who is a member of the group of selected management and/or highly compensated Employees of the Company and who is designated by the Committee as eligible to participate in the Plan for a Plan Year.

     Employee. "Employee" means any individual employed by the Company on a regular, full time basis (in accordance with the personnel policies and practices of the Employer), including citizens of the United States employed outside of their home country and resident aliens employed in the United States; provided, however, that to qualify as an "Employee" for purposes of the Plan, the individual must be a member of a group of "key management or other highly compensated employees" within the meaning of Sections 201, 301 and 401 of the Employee Retirement Income Security Act of 1974, as amended.

     End Termination Date. "End Termination Date" means the date of termination of a Participant's Service with the Company and its Affiliates and shall be determined without reference to any compensation continuation arrangement or severance benefit arrangement that may be applicable.

     Enrollment Agreement. "Enrollment Agreement" means the authorization form, approved by the Committee, which an Eligible
Employee files with the Committee to participate in the Plan.

     In-Service Distribution Account.  "In-Service Distribution
Account" means the Account maintained for a Participant for each Distribution Option Period to which compensation Deferrals are credited pursuant to the In-Service Distribution Option.

     In-Service Distribution Option. "In-Service Distribution Option" means the Distribution Option pursuant to which benefits are payable in accordance with Section 7.2.

     Matching Contribution. "Matching Contributions" are those credited to the Participant's Retirement Distribution Account by the Company.

     Participant. "Participant" means an Eligible Employee who has filed a completed and executed Enrollment Agreement with the Committee or its designee and is participating in the Plan in accordance with the provisions of Article 4. In the event of the death or incompetency of a Participant, the term shall mean his personal representative or guardian. An individual shall remain a Participant until that individual has received full distribution of any amount credited to the Participant's Account.

     Plan. "Plan" means this plan, called the New Century Financial Corporation Deferred Compensation Plan, as amended from time to time.

     Plan Administrator. "Plan Administrator" means the Compensation Committee of the New Century Financial Corporation Board of Directors when acting as the administrator of the Plan.

     Plan Year. "Plan Year" means the 12 month period beginning on each January 1 and ending on the following December 31, except that the first Plan Year shall begin on the Effective Date, and end on December 31.

     Retirement. "Retirement" means the termination of the Participant's Service with the Employer (for reasons other than death) at or after age 65, or, if the Participant has 5 or more years of Service, at or after age 55.

     Retirement Distribution Account.  "Retirement Distribution
Account" means the Account maintained for a Participant to which compensation Deferrals and Company Matching Contributions are credited pursuant to the Retirement Distribution Option.

     Retirement Distribution Option. "Retirement Distribution Option" means the Distribution Option pursuant to which benefits are payable in accordance with Section 7.1.

     Savings Plan. "Savings Plan" means the New Century Financial Corporation Employee 401(k) Plan, as it may be amended from time to time.

     Service. "Service" means the period of time during which an employment relationship exists between an Employee and the Company, including any period during which the Employee is on an approved leave of absence, whether paid or unpaid. "Service" also includes employment with an Affiliate if an Employee transfers directly between the Company and the Affiliate.

     Voting Securities. "Voting Securities" means any securities of New Century Financial Corporation which carry the right to vote generally in the election of directors.

                               ARTICLE 3
               ADMINISTRATION OF THE PLAN AND DISCRETION

     3.1 The Plan Administrator shall have full power and authority to interpret the Plan, to prescribe, amend and rescind any rules, forms and procedures as it deems necessary or appropriate for the proper administration of the Plan and to make any other determinations and to take any other such actions as it deems necessary or advisable in carrying out its duties under the Plan. All action taken by the Plan Administrator arising out of, or in connection with, the administration of the Plan or any rules adopted thereunder, shall, in each case, lie within its sole discretion, and shall be final,conclusive and binding upon the Company, the Board, the Committee, all Employees, all Beneficiaries of Employees and all persons and entities having an interest therein.

     3.2 Members of the Committee and the Plan Administrator shall serve without compensation for their services unless otherwise determined by the Board. All expenses of administering the Plan shall be paid by the Company.
     3.3 The Company shall indemnify and hold harmless each member of the Committee and the Plan Administrator from any and all claims, losses, damages, expenses (including counsel fees) and liability (including any amounts paid in settlement of any claim or any other matter with the consent of the Board) arising from any act or omission of such member, except when the same is due to gross negligence or willful misconduct.
     3.4 Any decisions, actions or interpretations to be made under the Plan by the Company, the Board or Committee shall be made in itsrespective sole discretion, not as a fiduciary and need not be uniformly applied to similarly situated individuals and shall be final, binding and conclusive on all persons interested in the Plan.

                               ARTICLE 4
PARTICIPATION
     4.1  Election to Participate.   Each Employee who is an Eligible
Employee for a Plan Year will be offered the opportunity to defer Compensation to be earned in that Plan Year. Any Eligible Employee may enroll in the Plan effective as of the first day of that Plan Year by filing a completed and fully executed Enrollment Agreement with the Committee by a date set by the Committee but in any event prior to the first day of that Plan Year. Pursuant to said Enrollment Agreement, the Eligible Employee shall irrevocably elect (a) the percentages, in whole percentages, by which (as a result of payroll reduction) an amount equal to any whole percentage of the Participant's Compensation to be earned during that Plan Year, in each case after Required nondeferrable payroll tax deductions, will be deferred, and
(b) the Distribution Option Accounts to which such amounts will be credited, and shall provide such other information as the Plan Administrator shall require. The first Enrollment Agreement filed by an Eligible Employee during any Distribution Option Period must also set forth the Participant's election as to the time and manner of distribution from the Retirement Distribution Account and In-Service Distribution Account and of amounts credited for that Distribution Option Period and related earnings. The Committee may establish minimum or maximum amounts that may be deferred under this Section and may change such standards from time to time. Any such limits shall be communicated by the Committee to the Plan Administrator and by the Plan administrator to the Participants prior to the commencement of a Plan Year.

     4.2 New Eligible Employees. The Committee may, in its discretion, permit individuals who first become Employees after the beginning of a Plan Year and who are selected as Eligible Employees to enroll in the Plan for that Plan Year by filing a completed and fully executed Enrollment Agreement, in accordance with Section 4.1, as soon as practicable following the date the individual first becomes an Eligible Employee but, in any event, within 30 days after such date. Notwithstanding the foregoing, however, any election by an Eligible Employee, pursuant to this Section, to defer Compensation shall apply only to such amounts as are earned by the Eligible Employee after the date on which such Enrollment Agreement is filed.
     4.3 Matching Contributions. If a Participant has deferredCompensation during any Plan Year, the Company shall reserve the rightto credit to such Participant's Retirement Distribution Account and/or In-Service Distribution Account a Matching Contribution, as defined above. Any Matching Contributions approved by the Company will be credited as frequently as determined by the Committee, acting on behalf of the Company, but in any event at least monthly.

                               ARTICLE 5                     DISTRIBUTION
OPTION ACCOUNTS     5.1  Distribution Option Accounts.  The Committee shall
establish
and maintain separate Distribution Option Accounts with respect to a Participant for each Distribution Option Period.

     A Participant's Distribution Option Accounts shall consist of the Retirement Distribution Account and/or one or more In-Service Distribution Accounts. The amount of Compensation deferred pursuant to Section 4.1 or Section 4.2 shall be credited by the Company to the Participant's Distribution Option Accounts as soon as administratively practicable after such Compensation would otherwise have been paid, but in no event later than the fifteenth day of the month following the month in which such Compensation would otherwise have been paid, in accordance with the Distribution Option irrevocably elected by the Participant in the Enrollment Agreement. Any amount once taken into account as Compensation for purposes of this Plan shall not be taken into account thereafter. The Participant's Distribution Option Accounts shall be reduced by the amount of the payments made by the Company to the Participant or the Participant's Beneficiary pursuant to this Plan.

     5.2  Earnings on Distribution Option Accounts.   A Participant's
Distribution Option Accounts shall be credited with earnings according to the Earnings Crediting Options elected by the Participant. Participants may allocate their Retirement Distribution Account and/or each of their In-Service Distribution Accounts among the Earnings Crediting Options available under the Plan only in whole percentages of not less than ten percent for any one Earnings Crediting Option and provided that allocations must total 100%. The deemed rate of return, positive or negative, credited under each Earnings Crediting Option based upon the actual investment performance of the corresponding investment portfolios of the Hudson River Trust and/or EQ Advisers Trust, open-end investment management companies under the Investment Company Act of 1940, as amended from time to time, or such other investment fund(s) as the Company may designate from time to time, and shall equal the total return of such investment fund net of asset based charges, including, without limitation, money management fees and fund expenses. The Company reserves the right, at any time and on a prospective basis, to add, modify, or delete Earnings Crediting Options.

     5.3  Earnings Crediting Options.   Except as otherwise provided
pursuant to Section 5.2, the Earnings Crediting Options available under the Plan shall consist of options which correspond to certain investment portfolios of both the Hudson River Trust and the EQ
Advisers Trust.
     Notwithstanding that the rates of return credited toParticipants' Distribution Option Accounts under the EarningsCrediting Options are based upon the actual performance of the corresponding portfolios to these Trusts, or such other investment funds as the Company may designate, the Company shall not be obligated to invest any Compensation deferred by Participants under this Plan, Matching Contributions, or any other amounts, in such portfolios or in any other investment funds.

     5.4 Changes in Earnings Crediting Options. A Participant may change the Earnings Crediting Options to which his Distribution Option Accounts are deemed to be allocated, in the manner prescribed by the Committee, with whatever frequency is determined by the Committee which shall be as many as four times per Plan Year. Each such change may include (a) reallocation of Participant's existing Accounts in whole percentages of not less than ten percent, and/or (b) change in investment allocation of amounts to be credited to the Participant's Accounts in the future, as the Participant may elect, provided that the allocations remain in whole percentages of not less than ten percent.

     5.5 Valuation of Accounts. The value of a Participant's Distribution Option Accounts as of any date shall equal the amounts therefore credited to such Accounts, including any earnings (positive or negative) deemed to be earned on such Accounts in accordance with
Section 5.2 through the day preceding such date, less the amounts therefore deducted from such Accounts.

     5.6 Statement of Accounts. The Committee shall provide to each Participant, not less frequently than quarterly, a statement in such form as the Committee deems desirable setting forth the balance standing to the credit of each Participant in each of his Distribution Option Accounts as of the end of the preceeding calendar quarter.

     5.7 Distribution from Accounts. Any distribution made to or on behalf of a Participant from one or more of his Distribution Option Accounts in an amount which is less than the entire balance of any such Account shall be made pro rata from each of the Earnings
Crediting Options to which such Account is then allocated.

                               ARTICLE 6
                         DISTRIBUTION OPTIONS

     6.1 Election of Distribution Option. In the first completed and fully executed Enrollment Agreement filed with the Committee for each Distribution Option Period, an Eligible Employee shall elect the time and manner of payment pursuant to which the Eligible Employee's Distribution Option Accounts for that Distribution Option Period will be distributed. Annually, the Eligible Employee shall allocate his or her deferrals between the Distribution Options in increments of five percent, provided, however that 100 percent of such deferrals must be allocated to one or the other of the Distribution Options.

     6.2 Retirement Distribution Option. Subject to Section 7.1 distribution of the Participant's Retirement Distribution Account, if any, shall commence upon (a) the Participant's Retirement, or (b) if later, the Participant's attainment of age 65, as elected by the Participant in the Enrollment Agreement pursuant to which such Retirement Distribution Account was established or otherwise as permitted under Section 7.1(a).

     6.3 In-Service Distribution Option. Subject to Section 7.2, the Participant's In-Service Distribution Account for any Distribution Option Period shall be distributed commencing in the year elected by the Participant in the Enrollment Agreement pursuant to which such In-Service Distribution Account was established. Notwithstanding the foregoing, a Participant shall not be entitled to allocate any deferrals to an In-Service Distribution Account for two Plan Years preceding the Plan Year which includes the date on which such Account is to be distributed and such additional deferrals shall instead be allocated to the Retirement Distribution Account.

                               ARTICLE 7
                       BENEFITS TO PARTICIPANTS

     7.1 Benefits Under the Retirement Distribution Option. Benefits under the Retirement Distribution Option shall be paid to a Participant as follows.

        (a) Benefits Upon Retirement. In the case of a Participant whose Service with the Employer terminates on account of his Retirement, the Participant's Retirement Distribution Account shall be distributed in the following methods, as elected by the Participant in writing either in the Enrollment Agreement or in a separate election made prior to the first day of the Plan Year immediately preceeding the Plan Year in which the Participant's Retirement occurs: (i) in a lump sum; (ii) in annual installments; or (iii) by any other formula that is mathematically derived and is acceptable to the Committee.
Any lump- sum benefit payable in accordance with this paragraph shall be paid in, but not later than January 31 of, the Plan Year following the Plan Year in which occurs the Participant's Retirement or, if later, attainment of age 65 as elected by the Participant in accordance with this Section or Section 6.2, in an amount equal to the value of such Retirement Distribution Account as of the last business day of the Plan Year preceding the date of payment. Annual installment payments, if any, shall commence no later than January 31 of the Plan Year following the Plan Year in which occurs the Participant's Retirement or if later, attainment of age 65, as elected by the Participant in accordance with this Section or Section 6.2, in an amount equal to (i) the value of such Retirement Distribution Account as of the last business day of the Plan Year preceding the date of payment, divided by (ii) the number of annual installment payments elected by the Participant in the Enrollment Agreement pursuant to which such Retirement Distribution Account was established. The remaining annual installments shall be paid not later than January 31 of each succeeding Plan Year in an amount equal to (i) the value of such Retirement Distribution Account as of the last business day of the immediately preceding Plan Year divided by
(ii) the number of  installments remaining.   A Participant may change
the election  regarding the manner of payments as described in Section
6.1 of the Participant's account at any time prior to the first day of the Plan Year immediately preceeding the Plan Year in which the Participant's Retirement occurs, and elected as the distribution date by the Participant in accordance with Section 6.1.

        (b) Benefits Upon Termination of Employment. In the case of a Participant whose Service with the Employer terminates prior to the earliest date on which the Participant is eligible for Retirement, other than on account of becoming Disabled or by reason of death, the vested portion of a Participant's Retirement Distribution Account shall be distributed (i) in a lump sum by February 28 of the year following the Participant's End Termination Date or (ii) beginning at age 65, as irrevocably elected by the Participant in the Enrollment Agreement pursuant to which such Retirement Distribution Account was established; provided, however, that the Company may override Participant's election and cause a distribution under clause (i) notwithstanding any other election by the Participant.

     7.2 Benefits Under the In-Service Distribution Option. Benefits under the In-Service Distribution Option shall be paid to a Participant as follows:

        (a) In-Service Distributions. In the case of a Participant who continues in Service with the Employer, the Participant's In -Service Distribution Account for any Distribution Option Period shall be paid to the Participant commencing no later than January 31 of the Plan Year irrevocably elected by the Participant in the Enrollment Agreement pursuant to which such In-Service Distribution Account was established, which may be no earlier than the third Plan Year following the end of the last Plan Year in the Distribution Option Period in which deferrals are to be credited to the In-Service Distribution Account for that Distribution Option Period in one lump
sum or in annual installments  payable over 2, 3, 4 or 5 years.   Any
lump-sum benefit payable in accordance with this paragraph shall be paid not later than January 31 of the Plan Year elected by the Participant in accordance with Section 6.3, in an amount equal to the value of such In-Service Distribution Account as of the last business day of the Plan Year preceding the date of the payment. Annual installment payments, if any, shall commence not later than January 31 of the Plan Year as elected by the Participant in accordance with
Section 6.3, in an amount equal (i) the value of such In-Service Distribution Account as of the last business day of the Plan Year preceding the date of payment, divided by (ii)the number of installments remaining.

        (b) Benefits Upon Termination of Employment. In the case of a Participant whose Service with the Employer terminates prior to the date on which the Participant's In-Service Distribution Account would otherwise be distributed, other than on account of becoming Disabled or by reason of death, such In-Service Distribution Account shall be distributed (i) in a lump sum by February 28 of the year following the Participant's End Termination Date; (ii) in annual installments commencing on the date such In-Service Distribution Account would have been distributed; or (iii) in a lump sum on the date such In-Service Distribution Account would otherwise have been distributed, all as irrevocably elected by the Participant in the Enrollment Agreement pursuant to which such In-Service Distribution Account was established; provided, however, that the Company may override a Participant's election and cause a distribution under clause (i) notwithstanding any other election by the Participant.

                               ARTICLE 8
                              DISABILITY

     In the event a Participant become Disabled, the
Participant's right to make any further deferrals under this Plan shall terminate as of the date for which the Participant first receives benefits under the Company's Long-Term Disability Benefit
Plan, as amended from time to time.   The Participant's Distribution
Option Accounts shall continue to be credited with earnings in accordance with Section 5.2 until such Accounts are fully distributed. For purposes of this Plan, a Disabled Participant will not be treated as having terminated Service. The Participant's Retirement Distribution Account, if any, shall be distributed to the Participant in accordance with Section 7.1(a), provided, however, that distribution of the Participant's Retirement Distribution Accounts, if any, shall commence not later than January 31 of the Plan Year immediately following the later of (a) the Plan Year in which the Participant first becomes eligible for Retirement, or (b) the Plan Year in which the Participant first received benefits under the Company's Long-Term Disability Plan, as amended from time to time.
The Participant's In-Service Distribution Accounts, if any, will be distributed to the Participant in accordance with Section 7.2(a) without regard to the fact that the Participant became Disabled.

                               ARTICLE 9
                           SURVIVOR BENEFITS

     9.1 Death of Participant Prior to the Commencement of Benefits. In the event of a Participant's death prior to the commencement of benefits in accordance with Article 7, benefits shall be paid to the Participant's Beneficiary, as determined under Section 12.3, pursuant to Section 9.2 or 9.3, whichever is applicable, in lieu of any benefits otherwise payable under the Plan to or on behalf of such Participant.

     9.2 Survivor Benefits Under the Retirement Distribution Option. In the case of a Participant with respect to whom the Company has established a Retirement Distribution Account, and who dies prior to the commencement of benefits under such Retirement Distribution Account pursuant to Section 7.1, distribution of such Retirement Distribution Account shall be made (a) in a lump sum as soon as practicable following the Participant's death, or (b) in the manner and at such time as such Retirement Distribution Account would otherwise have been distributed in accordance with Section 7.1 had the Participant lived, as elected by the Participant in the Enrollment Agreement pursuant to which such Retirement Distribution Account was established or as may have been changed by the Participant. The amount of any lump sum benefit payable in accordance with this Section shall equal the value of such Retirement Distribution Account as of the last business day of the calendar month immediately preceding the date on which such benefit is paid. The amount of any annual installment benefit payable in accordance with this Section shall equal (a) the value of such Retirement Distribution Account as of the last business day of the calendar month immediately preceding the date on which such installment is paid, divided by (b) the number of annual installments remaining to be paid pursuant to the election of the Participant in the Enrollment Agreement pursuant to which such Retirement Distribution Account was established or as may have been changed by the Participant.

     9.3 Survivor Benefits Under the In-Service Distribution Option. In the case of a Participant with respect to whom the Company has established one or more In-Service Distribution Accounts, and who dies prior to the date on which such In-Service Distribution Accounts are to be paid pursuant to Section 7.2, distribution of such In-Service Distribution Accounts shall be made (a) in a lump sum as soon as practicable following the Participant's death, or (b) at such time and in such form as such In-Service Distribution Accounts would otherwise have been distributed in accordance with Section 7.2 had the Participant lived, as irrevocably elected by the Participant in the Enrollment Agreement pursuant to which such In-Service Distribution Accounts were established. The amount of any lump sum benefit payable in accordance with this Section shall equal the value of such In-Service Distribution Accounts as of the last business day of the calendar month immediately preceding the date on which such benefit is paid.

     9.4 Death of Participant After Benefits Have Commenced. In the event a Participant who elected the Retirement Distribution Option dies after annual installment benefits payable under Section 7.1 from the Participant's Retirement Distribution Account has commenced, but before the entire balance of such Retirement Distribution Account has been paid, any remaining installments shall continue to be paid to the Participant's Beneficiary, as determined under Section 11.3, at such times and in such amounts as they would have been paid to the Participant had he survived.

                               ARTICLE 10
                           EMERGENCY BENEFIT

     In the event that the Committee, upon written request of a Participant, determines, in its sole discretion, that the Participant has suffered an unforeseeable financial emergency, the Company shall pay to the Participant from the vested portion of his Distribution Option Account, as soon as practicable following such determination, an amount necessary to meet the emergency, after deduction of any and all taxes as may be required pursuant to Section 12.9 (the "Emergency Benefit"). For purposes of this Plan, an unforeseeable financial emergency is an unexpected need for cash arising from an illness, casualty loss, sudden financial reversal, or other such unforeseeable occurrence. Cash needs arising from foreseeable events such as the purchase of a house or education expenses for children shall not be considered to be the result of an unforeseeable financial emergency. Emergency Benefits shall be paid first from the Participant's In-Service Distribution Accounts, if any, to the extent the balance of one or more of such In-Service Distribution Accounts is sufficient to meet the emergency, in the order in which such Accounts would otherwise be distributed to the Participant. If the distribution exhausts the In-Service Distribution Accounts, the Retirement Distribution Account may be accessed. With respect to that portion of any Distribution Option Account which is distributed to a Participant as an Emergency Benefit, in accordance with this Article, no further benefit shall be payable to the Participant under this Plan. Notwithstanding anything in this Plan to the contrary, a Participant who receives an Emergency Benefit in any Plan Year shall not be entitled to make any further deferrals for the remainder of such Plan Year or the following Plan Year. It is intended that the Committee's determination as to whether a Participant has suffered an "unforeseeable financial emergency" shall be made consistent with the requirements under section 457(d) of the Code.

                              ARTICLE 11
                       ACCELERATED DISTRIBUTION

     11.1 Availability of Withdrawal Prior to Retirement. Upon the Participant's written election, the Participant may elect to withdraw all or a portion of the Participant's Distribution Option Account at any time prior to the time such Distribution Option Account otherwise becomes payable under the Plan, provided the conditions specified in
Section 11.3,  Section 11.4, and Section 11.5 are satisfied.

     11.2 Acceleration of Periodic Distributions. Upon the Participant's written election, the Participant or Participant's Beneficiary who is receiving installment payments under the Plan may elect to have all or a percentage of the remaining installments distributed in the form of an immediately payable lump sum, provided the condition specified in Section 11.3 is satisfied.

     11.3 Forfeiture Penalty.  In the event of a withdrawal pursuant to
Section 11.1, or an accelerated distribution pursuant to Section 11.2, the Participant shall forfeit from his Distribution Option Account from which the withdrawal is made an amount equal to 10% of the amount of the withdrawal or accelerated distribution, as the case may be.
The forfeited amount shall be deducted from the applicable
Distribution Option Account prior to giving effect to the requested withdrawal or acceleration. The Participant and the Participant's Beneficiary shall not have any right or claim to the forfeited amount, and the Company shall have no obligation whatsoever to the Participant, the Participant's Beneficiary or any other person with regard to the forfeited amount.

     11.4 Minimum Withdrawal. In no event shall the amount withdrawn in accordance with Section 11.1 be less than 25% of the amount credited to the Participant's Distribution Option Account immediately prior to the withdrawal.

     11.5 Suspension from Deferrals. In the event of a withdrawal pursuant to Section 11.1, a Participant who is otherwise eligible to make deferrals under Article 4 shall be prohibited from making any deferrals with respect to the Plan Year immediately following the Plan Year during which the withdrawal was made, and any election previously made by the Participant with respect to deferrals for the Plan Year of the withdrawal shall be void and of no effect with respect to subsequent deferrals for such Plan Year.

                              ARTICLE 12
                             MISCELLANEOUS

     12.1 Amendment and Termination. The Plan may be amended, suspended, discontinued or terminated at any time by the Committee; provided, however, that no such amendment, suspension, discontinuance or termination shall reduce or in any manner adversely affect the rights of any Participant with respect to benefits that are payable or may become payable under the Plan based upon the balance of the Participant's Accounts as of the effective date of such amendment, suspension, discontinuance or termination. Notwithstanding anything else contained herein or in the New Century Financial Corporation Supplemental Benefit and Deferred Compensation Trust Agreement to the contrary, the Company may at any time terminate the Plan and pay out the account balances in the form of lump sum payments.

     12.2 Claims Procedure.

        (a)  Claim

        A person who believes that he is being denied a benefit to which he is entitled under the Plan (hereinafter referred to as a "Claimant") may file a written request for such benefit with the Plan Administrator, setting forth the claim.

        (b)  Claim Decision

        Upon receipt of a claim, the Plan Administrator shall advise the Claimant that a reply will be forthcoming within ninety (90) days and shall, in fact, deliver such reply within such period. The Plan Administrator may, however, extend the reply period for an additional ninety (90) days for reasonable cause.

        If the claim is denied in whole or in part, the Claimant shall be provided a written opinion, using language calculated to be understood by the Claimant, setting forth:

          (1)  The specific reason or reasons for such denial;

          (2) The specific reference to pertinent provisions of this Agreement on which such denial is based;

          (3) A description of any additional material or information necessary for the Claimant to perfect his claim and an explanation why such material or such information is necessary;

          (4) Appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review; and

          (5)  The time limits for requesting a review under subsection
(c) and for review under subsection (d) hereof.

        (c)  Request for Review

        Within sixty (60) days after the receipt by the Claimant of the written opinion described above, the Claimant may request in writing that the Committee review the determination of the Plan Administrator. The Claimant or his duly authorized representative may, but need not, review the pertinent documents and submit issues and comment in writing for consideration by the Committee. If the Claimant does not request a review of the initial determination within such sixty (60) day period, the Claimant shall be barred and estopped from challenging the determination .

        (d)  Review of Decision

        Within sixty (60) days after the Committee's receipt of a request for review, it will review the initial determination. After considering all materials presented by the Claimant, the Committee will render a written opinion, written in a manner calculated to be understood by the Claimant, setting forth the specific reasons for the decision and containing specific references to the pertinent provisions of this Agreement on which the decision is based. If special circumstances require that the sixty (60) day time period be extended, the Committee will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty
(120) days after receipt of the request for review.

     12.3 Designation of Beneficiary. Each Participant may designate a Beneficiary or Beneficiaries (which Beneficiary may be an entity other than a natural person) to receive any payments which may be made following the Participant's death. Such designation may be changed or canceled at any time without the consent of any such Beneficiary . Any such designation, change or cancellation must be made in a form approved by the Committee and shall not be effective until received by the Committee, or its designee. If no Beneficiary has been named, or the designated Beneficiary or Beneficiaries shall have predeceased the Participant, the Beneficiary shall be the Participant's estate. If a Participant designates more than one Beneficiary, the interests of such Beneficiaries shall be paid in equal shares, unless the Participant has specifically designated otherwise.

     12.4 Limitation of Participant's Right. Nothing in this Plan shall be construed as conferring upon any Participant any right to continue in the employment of the Company, nor shall it interfere with the rights of the Company to terminate the employment of any Participant and/or to take any personnel action affecting any Participant without regard to the effect which such action may have upon such Participant as a recipient or prospective recipient of benefits under the Plan. Any amounts payable hereunder shall not be deemed salary or other compensation to a Participant for the purposes of computing benefits to which the Participant may be entitled under any other arrangement established by the Employer for the benefit of its employees.

     12.5 No Limitation on Company Actions. Nothing contained in the Plan shall be construed to prevent the Company from taking any action which is deemed by it to be appropriate or in its best interest. No Participant, Beneficiary, or other person shall have any claim against the Employer as a result of such action.

     12.6 Obligations to Company. If a Participant becomes entitled to a distribution of benefits under the Plan, and if at such time the Participant has outstanding any debt, obligation, or other liability representing an amount owing to the Employer, then the Employer may offset such amount owed to it against the amount of benefits otherwise distributable. Such determination shall be made by the Committee.

     12.7 Nonalienation of Benefits. Except as expressly provided herein, no Participant or Beneficiary shall have the power or right to transfer (otherwise than by will or the laws of descent and distribution), alienate, or otherwise encumber the Participant's interest under the Plan. The Company's obligations under this Plan are not assignable or transferable except to (a) any corporation or partnership which acquires all or substantially all of the Company's assets or (b) any corporation or partnership into which the Company may be merged or consolidated. The provisions of the Plan shall inure to the benefit of each Participant and the Participant's Beneficiaries, heirs, executors, administrators or successors in interest.

     12.8 Protective Provisions. Each Participant shall cooperate with the Employer by furnishing any and all information requested by the Employer in order to facilitate the payment of benefits hereunder, taking such physical examinations as the Employer may deem necessary and taking such other relevant action as may be requested by the Employer. If a Participant refuses to cooperate, the Employer shall have no further obligation to the Participant under the Plan, other than payment to such Participant of the then current balance of the Participant's Distribution Option Accounts in accordance with his prior elections.

     12.9 Withholding Taxes. The Company may make such provisions and take such action as it may deem necessary or appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority, whether Federal, state or local, to withhold in connection with any benefits under the Plan, including, but not limited to, the withholding of appropriate sums from any amount otherwise payable to the Participant (or his Beneficiary). Each Participant, however, shall be responsible for The payment of all individual tax liabilities relating to any such benefits.

     12.10 Unfunded Status of Plan. The Plan is intended to constitute an "unfunded" plan of deferred compensation for Participants. Benefits payable hereunder shall be payable out of the general assets of the Company, and no segregation of any assets whatsoever for such benefits shall be made. Notwithstanding any segregation of assets or transfer to a grantor trust, with respect to any payments not yet made to a Participant, nothing contained herein shall give any such Participant any rights to assets that are greater than those of a general creditor of the Company.

     12.11 Severability. If any provision of this Plan is held unenforceable, the remainder of the Plan shall continue in full force and effect without regard to such unenforceable provision and shall be applied as though the unenforceable provision were not contained in the Plan.

     12.12 Governing Law. The Plan shall be construed in accordance with and governed by the laws of the State of California, without reference to the principles of conflict of laws.

     12.13 Headings. Headings are inserted in this Plan for convenience of reference only and are to be ignored in the construction of the provisions of the Plan.

     12.14 Gender, Singular and Plural. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, or neuter, as the identity of the person or persons may require. As the context may require, the singular may read as the plural and the plural as the singular.

     12.15 Notice. Any notice or filing required or permitted to be given to the Plan Administrator or the Committee under the Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail, to the Human Resources Department, or to such other entity as the Plan Administrator or the Committee may designate from time to time. Such notice shall be deemed given as to the date of delivery, or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

Dated at Irvine, State of California, on November 19, 1998.

/s/ Brad A. Morrice
(Signature of Representative of New Century Financial Corp.)

Witness:  /s/ Stergios Theologides